UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  GIANT GROUP LTD
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  Common Stock
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                                 (CUSIP Number)

                           Don C. Whitaker, President
                              Don C. Whitaker, Inc.
                                  23 Beechwood
                    Irvine, California 92604  (949) 857-6008
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 22, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with
the  Commission.    See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------


ITEM  1.     SECURITY  AND  ISSUER.

     This statement relates to shares of Common Stock of Giant Group, Ltd. (the "Company"). The principal executive office of the Company is located at 9000
Sunset  Blvd.,  Los  Angeles,  California    90069.


ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a)  Don  C.  Whitaker,  a  natural  person

     (b)  23  Beechwood,  Irvine,  California  92604

     (c) President of Don C. Whitaker, Inc., 23 Beechwood, Irvine, California 92604, a firm whose primary purpose is investment opportunities.

     (d) During the last five years, Don C. Whitaker has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) Court or Administrative Proceedings: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Don  C.  Whitaker  is  a  citizen  of  the United States of America.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     Mr. Whitaker has purchased a total, net of dispositions, of 268,900 common shares of the Company. All of these purchases were market purchases for a total net consideration of approximately $1,719,932. All such shares were purchased for cash in personal accounts and Individual Retirement Accounts of Mr. Whitaker.


ITEM  4.     PURPOSE  OF  TRANSACTION

     The above-described purchases of Common shares of stock of the Company were made for investment purposes only. Mr. Whitaker may in the future determine to purchase additional securities of the Company, or to dispose of some or all of the securities he presently owns, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other considerations.

     Except as described above, Mr. Whitaker has no present plans or proposals that relate to or would result in:

     a) the acquisition by any person of additional securities of the company, or the disposition of securities of the company;

     b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries;

     c) a sale or transfer of a material amount of assets of the company or any of its subsidiaries;

     d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e) any material change in the present capitalization or dividend policy of the company;

     f) any other material change in the company's business or corporate structure;

     g) changes in the company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person;

     h) causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

     j)  any  action  similar  to  any  of  those  enumerated  above.


ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER

     Mr. Whitaker is the beneficial owner of an aggregate of 268,900 shares of Common stock of the Company, which constitutes 8.45% of the outstanding shares of Common stock. Mr. Whitaker possesses the sole power to vote or dispose of all of such shares.

     Within the past 60 days, Mr. Whitaker has engaged in the following transactions in shares of the company's Common stock, all of which were ordinary market transactions:


Date     Shares Purchased (Sold)  Price Per Share
-------  -----------------------  ---------------
3/31/98                    (500)            5-5/8
4/1/98                   (1,500)            5-5/8
4/15/98                     500             5-5/8
4/22/98                  (1,500)          5-13/16
4/24/98                    (100)            5-3/4
4/28/98                  70,400           5-11/16
4/28/98                   1,000             5-3/4
4/29/98                     500           5-15/16
4/29/98                   2,000            6-1/16
4/29/98                   1,000            6-3/16
5/1/98                    2,400            6-3/16
5/1/98                   14,400             6-1/4
5/1/98                    4,800            6-5/16
5/4/98                      800            6-3/16
5/5/98                    5,500             6-1/8
5/5/98                    2,000            6-3/16
5/8/98                    5,300             6-1/8
5/11/98                  17,100             6-1/4
5/12/98                  10,000             6-1/4
5/14/98                  (5,000)            6-7/8
5/14/98                   1,300           6-11/16
5/15/98                   1,000           6-11/16
5/15/98                   1,200             6-5/8
5/15/98                   1,600             6-3/4
5/18/98                  (1,000)            6-7/8
5/18/98                  (2,000)          6-15/16
5/19/98                  (5,000)          6-15/16
5/20/98                    (500)            6-7/8
5/20/98                  (2,900)          6-13/16
5/20/98                     400           6-11/16


     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company described above.


ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  COMPANY

     None.


ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated  this  8th  day  of  May,  1998.


                              By:  /s/  Don  C.  Whitaker
                              ---------------------------
                                        Don  C.  Whitaker